Exhibit 99.10
Exhibit 99.10 2008 Annual Results 12 February 2009

Cautionary Statement This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and consisting of the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions. Forward-Looking Statements This presentation includes forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Paul Skinner Chairman

A strong set of results Robust underlying performance in 2008 • Underlying EBITDA of $22.3 billion, up 60% • Record underlying earnings of $10.3 billion, up 38% Impairment charge of $8.4 billion recognised, mainly relating to Alcan • Net earnings of $3.7 billion, down 50% Decisive measures already taken to position the Group for the downturn • Significant reductions in operating and capital expenditure • Divestments of $3 billion in 2008 and $1.7 billion in January 2009 • 2008 dividend held at 2007 level

Sector recovery is likely to be delayed • Short term outlook is driven by broader economic cycle · Sharp decline in growth rates • Uncertainty of near term commodity demand • China to continue growing but at a slower pace, in an environment of OECD weakness • Commodity producers have responded to weak conditions with capacity reductions • Announced stimulus packages expected to have a positive impact • Fundamentals of the Chinese market remain intact and the mining industry’s long-term prospects remain positive

Tom Albanese Chief Executive Officer

An unremitting focus on safety Decline in injury frequency rates 1998 — 2008 Adjusted for Rio Tinto and Alcan combined

Decisive action taken to reposition the Group for current market conditions • Cutting planned capex in 2009 from over $9bn to approximately $4bn, • Reducing capex to sustaining levels in 2010 • Operating expenditure to be cut by $2.5bn in 2010 • Selective cutbacks in production capacity • Divestments announced in 2009 totalling $1.7bn • Continuing discussions on a number of other divestment targets • Holding 2008 dividend at 2007 level Nominal metal prices index 1 Jan 2005 = 100

Actions being taken to reduce capital expenditures to approximately $4 billion in 2009 Product Group Projects continuing Projects slowed or deferred Iron Ore Hope Downs Stage 2 Pilbara 320mt infrastructure and studies Brockman 4 IOC Mesa A Automated Train Operations WA power station Aluminium Yarwun Expansion Kitimat modernisation Shipshaw power station Copper and KUC East 1 pushback Diavik underground Diamonds KUC Moly Autoclave Argyle underground Resolution pre-feasibility study Northparkes E48 block cave Eagle Energy and Minerals Clermont Rössing extension QMM Kestrel Expansion 12 February 2009 Exhibit 99.102008_Annual_Results_Presentation120209.pdf Rio 9 Tinto 2008 Annual Results

Iron ore • Record earnings following record benchmark prices • Achieved spot sales target of 16 mt in 2008 • Pilbara infrastructure capacity of 220mtpa reached by year end following completion of Cape Lambert expansion to 80mtpa — Expansion projects completed on budget and on schedule • Reduced production in Q4 to align with customer delivery requirements • Flexibility maintained to respond to improvement in market conditions — Spot market showing some signs of recovery • Expansion projects on hold pending market improvement • Corumbá mine divested early 2009 $m 2007 2008 % change EBITDA 4,668 10,212 +119% Earnings 2,664 6,017 +126%

Rio Tinto Alcan • Earnings and EBITDA impacted by sharp decline in prices in fourth quarter — less impact on EBITDA margin of upstream business compared to peers • Rapid response to market conditions with closures of high cost smelting capacity • Integration on track with synergies of $585 million after tax achieved in 2008; target of $1.1bn in 2010 remains • Sohar smelter ramp up on target with 49,000 tonnes produced • New product group CEO from 1 February 2009 •$7.9bn impairment of Alcan goodwill and assets — of which $800m relates to Alcan Packaging 2008 Product Group earnings $m 2007 2008 % change EBITDA 1,701 4,137 +143% Earnings 1,097 1,184 +8% Note: Alcan results included from date of acquisition of 24 October 2007

Copper & Diamonds • Earnings impacted by lower grades and reduced refined copper, gold and molybdenum production • Provisional pricing and Escondida hedging loss compound impact of lower prices • Escondida grade and operational issues likely to persist through at least H1 09 • La Granja and Resolution scaled back in light of economic conditions • Argyle and Diavik underground development slowed $m 2007 2008 % change EBITDA 6,336 3,294 -48% Earnings 3,751 1,758 -53%

Energy & Minerals • Record earnings — Kintyre $0.5 billion gain recognised in underlying EBITDA / earnings • Coal prices benefit from strong demand and constrained supply • Uranium earnings benefit from higher realised prices at ERA • Strong coal production taking advantage of additional port capacity • Strong markets in 2008 for TiO2 and metallic co-products • First ilmenite production in Madagascar $m 2007 2008 % change EBITDA 1,795 5,242 +192% Earnings 687 2,887 +320%

Guy Elliott Chief Financial Officer

2008 earnings benefited from strong price environment for most of the year

Strong cash flow supported capex and repayment of debt in 2008 Full Year cash flows Other — $1.2 bn Tax — $3.9 bn Interest (net) — $1.5 bn Dividends — $1.9 bn Debt repayments, net — $8.0 bn Capex $8.5 bn Other — $1.2 bn Tax — $3.9 bn Interest (net) — $1.5 bn Dividends — $1.9 bn Debt repayments, net — $8.0 bn Capex $8.5 bn

Financial position at 31 December 2008 Facility ($bn) Maturity Drawn Undrawn Debt maturity profile 2009 — 2012 ($bn) Acquisition facility A 2009 8.9 — 12 Other short term debt 2009+ 1.2 - Acquisition facility B 2010 9.1 0.9 10 Acquisition facility C 2012 — 5.0 8 Acquisition facility D 2012 10.0 - Bilateral bank facilities 2011/12 — 2.2* 6 Other long term debt 10.7 - 4 Cash (1.2) 1.2 Total 38.7 9.3 2 · Reduction of net debt by $6.5 billion during 2008 to $38.7 billion 0 2009 2010 2011 · Reduction of net debt by $6.5 billion during 2008 to $38.7 billion • Net debt to underlying EBITDA of 1.7 times compared to covenant of 4.5 • Successful bond issue of $5 billion • Secure facilities available Acquisition facility Bond Other corporate debt *Bilateral bank facilities of $2.3 billion less $0.1 billion of commercial paper

Impairment charges $ millions Rio Tinto share Property, plant (post tax) Goodwill and equipment Rio Tinto Alcan Continuing Operations 7,122 6,608 514 Discontinued Operations 827 0 827 (Alcan Packaging) Other assets 457 47 410 Total 8,406 6,655 1,751

Divestment programme update •$3 billion of divestments completed in 2008 • Ningxia aluminium smelter in China sold for $125 million in January • Agreement to sell Corumbá and potash assets in January for $1.6 billion • Strong trade interest in all assets but credit market remains challenging • US coal divestment making progress • Continuing discussions on a number of other divestment targets

Tom Albanese Chief Executive Officer

Summary • Strong earnings and cash flow supported by performance of bulk commodities • Asset quality supports strong cash flow through the cycle • Decisive measures taken to address changed market conditions • Investment in place to maintain growth options • Continued optionality from long term projects (e.g. Oyu Tolgoi, Simandou, La Granja) • Well placed for turnaround in markets • Chinalco transaction positions the Group for the future

2008 Annual Results 12 February 2009